13131 Dairy Ashford, Suite 600
Sugar Land, Texas 77478

August 10, 2017
BY EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Mail Stop 3720
Attn: Terry French

RE:	Team, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 16, 2017
Form 8-K filed May 10, 2017
File No. 001-08604

Dear Mr. French:
This letter responds to the comment Team, Inc. (“we,” “our,” “Team,” or the “Company”) received from the U.S. Securities and Exchange Commission (the “SEC”) by letter dated August 1, 2017 regarding the above-referenced filing.
We hope this letter is responsive to your comment and request for information. The Company’s goal is to address the comment in a manner that is acceptable to the SEC staff.
For your convenience, our response is prefaced by the SEC’s comment.

Form 8-K filed May 10, 2017

In future filings, please remove the description “non-routine” from any non-GAAP adjustment that has occurred in the prior two years or is reasonably likely to recur within the next two years. Please refer to Question 102.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.
Team Response:
We acknowledge the staff’s comment and in future filings we will remove the description “non-routine” from any non-GAAP adjustment that has occurred in the prior two years or is reasonably likely to recur within the next two years as noted in Question 102.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.
* * * *

We would be pleased to address any further comments that the Commission has with respect to our filings.
Very truly yours,

/s/ Greg L. Boane
Greg L. Boane
Executive Vice President and Chief Financial Officer